Exhibit 99.56

Volaris Obtains Air Operator Certificate in Costa Rica

Mexico City, Mexico, November 10, 2016 – Volaris* (NYSE: VLRS y BMV: VOLAR) announced today that the process of its affiliate, Vuela Aviación, S.A., to obtain its Costa Rican air operator certificate to provide air transportation services for passengers, cargo and mail, in scheduled and non-scheduled flights, has concluded upon receiving final approval from the Costa Rican civil aviation authorities.
Volaris will initiate operations with its Costa Rican air operator certificate on December 1, 2016. Volaris seeks to replicate its ultra-low cost model in Central America by offering low base fares and point-to-point service in the region.

About Volaris:
*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 159 and its fleet from four to 66 aircraft. Volaris offers more than 312 daily flight segments on routes that connect 40 cities in Mexico and 25 cities in the United States and Central America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for six consecutive years. For more information, please visit: www.volaris.com

Investor Relations Contact:
Andrés Pliego & Diana Martínez / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media Contact:
Cynthia Llanos / cllanos@gcya.net / +52 1 55 4577 0803